September 12, 2007

Regis Kwong
Jingwei International Limited
Room 1605, Tianan Hi-Tech Plaza Tower A, Tianan Cyber Park
Futian District
Shenzhen, PRC 518040

Re: Jingwei International Limited
Form SB-2
Filed on August 16, 2007
File No. 333-145496

Dear Mr. Kwong:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your disclosure on page F-26 that you are "principally engaged in investment holding." Please provide a detailed analysis of whether you are an investment company subject to regulation under the Investment Company Act of 1940.

2.   Please provide the high and low bid information required by Item 201 of Regulation S-B. In addition, please advise us as to how many trades have

occurred on the OTCBB in 2007. We note your disclosure on page 46 that there were no bids in 2005 or 2006.

3.   We note your statement that the selling stockholders may also sell shares under Rule 144. Please note that to the extent these shares were acquired by promoters and/or affiliates in a blank check company, Rule 144 would not be available for resale transactions for these securities. See letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business. Please revise to reflect that you will be required to register the resale of these securities under the Securities Act.

4.   Please provide the disclosure required by Item 23 of Form SB-2. We note that your Form 8-Ks filed on 7/27/07, 7/16/07, and 4/12/07 all contain Item 4.01 disclosure. Refer to Item 304 of Regulation S-B.

5.   The filing contains some jargon and technical terms that may be difficult to understand for investors who are not familiar with your business. We note the following examples:

- Provisioning solutions

- WVAS

Please eliminate industry jargon from the forepart of your filing. Instead, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

6.   Please revise to substitute personal pronouns or a shortened version of your name for your current use of generic "Company" throughout the document. See in particular the MD&A. Further, throughout the document your use of the shortened reference to Jengwei or to the personal pronoun "we" appears to alternately refer to Jingwei International Limited and the predecessor shell company. See for example, your disclosure on page 22 when you refer to "we" as the shell company. Please clarify throughout.

Cover Page

7. Please highlight the cross-reference to your risk factors section by prominent type or in another manner other than all capitals. See Item 501 of Regulation S-B.

Part I: Information Required in Prospectus

Summary, page 1

Our Company, page 1

8. Please revise to provide an organizational chart subsequent to the transaction that occurred on May 16, 2007.

9. Please revise to describe the nature of, and reasons for, your arrangements that allow you to control the operating communications business and disclose Mr. Du's equity ownership of the operating business, Jing Wei Communication Co., Ltd., as well as his equity interest in you.

10. Please revise to clarify when the operating business began its operations, that you were a public shell prior to the arrangements to control such operations, and when your arrangements to control such operations began.

11. Please reconcile the disclosures throughout the document that alternatively disclose that Mr. Du established Jingwei BVI in July 2006 and in May 2006.

12. We note from page F-26 that prior to the share exchange, your shareholders consisted primarily of Mr. Du, Centurion Investments Limited, Sidford International Limited, Charmfield Limited. Please tell us the natural persons who control each of those entities. Further, please tell us the controlling shareholders (and their natural control persons) of each of Jingwei BVI and Shenzhen Jing Wei Communication Co., Ltd., and the shareholdings of each such shareholders.

13. Please revise here and throughout to explain the nature of your services. For example, please clarify the nature of "data mining services" and the nature of, and uses for, the software that you offer. For example, please explain the nature of the software you provide to telecom companies and explain what it means to manage "third-party software platforms" as referenced on page 15.

14. Please revise to explain the material terms of your revenue sharing agreements.

15. Please revise to disclose the percentage of revenues derived from each of software sales and data mining services.

16. Your summary should contain balanced disclosure regarding your business and financial condition. Revise your summary to include risk factors.

Risk Factors, page 3

17.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering, and revise as appropriate. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. We note the following examples:

- "Our customers are concentrated in a limited number of industries."

- "International operations require significant management attention."

- "We must respond quickly and effectively to new technological developments."

Our business depends to a large extent on mobile telecommunications service providers in China…," page 3

18.   In this risk factor, you reference the fact that China Mobile and China Unicom could decide to change its content or transmission fees or its share of the revenues. Please tell us what ability each of these companies has to renegotiate or change the terms of their agreements with you. Are such opportunities contemplated by your agreements with these companies?

Although individual members of our management team…," page 5

19.   The risk associated with maintaining effective internal controls appears to be a risk that affects companies across industries. Please revise to clarify how the risk is specific to you.

Selected Consolidated Financial Data, page 13

20.   Please revise to present five years of selected financial data of Jingwei Communication.

Management's Discussion and Analysis or Plan of Operations, page 14

Company Overview, page 14

21.   You disclose that in July 2006 management sold a majority interest in Jingwei and under new management, you focused on finding a suitable merger or acquisition target. Please tell us what this means and how this relates to Neoview and Jingwei International. In addition, within this same paragraph, you disclose that on May 16, 2007 that Jingwei International performed a share exchange with

Jingwei BVI whereby Jingwei became a wholly owned subsidiary of Jingwei International. Please reconcile this with page F-7 where you disclose that on this same date that Jingwei BVI entered into a share exchange agreement with Neoview.

22.   Please disclose the information required by Item 303(a) of Regulation S-B, including whether you will be able to satisfy your cash requirements over the next twelve months. In addition, please disclose all information required under Item 303(b), including your known material commitments and contractual obligations. We note, for example, your contract with Unicom to expand into the music downloads business. To the extent this contract (or another contract) anticipates a material commitment of capital, please disclose the expected sources of funds for this expenditure.

23.   You state that "substantially" all of your revenues come from operations in China. Please tell us the source of your other revenues.

24.   Please give more details surrounding the share exchange with Jingwei International Investments Limited, including a discussion of whether BVI was already the primary beneficiary of the operating business at the time of the share exchange and the control persons of each of the operating business and BVI.

25.   Refer to your disclosure on page 15 where you state that you expect to "become a leading player in the same industry in China." Please disclose the industry to which you are referring and the basis for your expectation. We note your disclosure in other sections of the filing that you are engaged in business in all of the following industries: telecom, cable television, automobile, cable, financial services, retail, and utility industries.

26.   Please provide third party support for your statement on page 15 that you believe your database is the largest in China.

Results of Operations, page 16

27.   You disclose that you do not believe that a comparison to the 2006 applicable periods are meaningful since the prior periods reflect pre-acquisition numbers during which time the Company had no operations and was considered a "shell company". If this is the case why have you compared the 2006 fiscal year to the 2005 fiscal year which represents pre-acquisition periods of the operating company (Jingwei Communications). See comments below regarding which financial statements should be presented. We may have further comment.

28. We note that you are projecting 2007 results over a full year and comparing these results to fiscal year 2006. Please conform this presentation to Item 10(b) of Regulation S-K.

29. You attribute your changes in gross profit and income from operations to an increase in revenue. Please disclose the principal reasons for the increase in revenue.

30. In your paragraph about income from operations, you have identified two or more sources of the change, but the dollar amounts for each source that contributed to the change were not disclosed. Revise to quantify the amount of the change that was due to each of the factors or events that you identify. See Section III. D of SEC Release 33-6835.

31. In your discussion of cash flows (at the bottom of page 20), please discuss the reasons for the changes, rather than simply reciting information that can be found in the financial statements.

32. In the last paragraph on page 20, please discuss in greater detail the "capitalization of the customer database purchased."

Description of Business, page 22

33. Please revise to better explain the nature of your services and products. For example, we note your statement that your services include a broad range of billing systems, provisioning solutions and decision support…" The nature of provisioning solutions and decision support is not clear, nor is the type of billing system that you provide.

34. In this section, please include a discussion of any intellectual property rights that you have. We note your disclosure on page 6 about the nine patents you currently possess and on page F-17 about certain trademarks, software copyrights, and licenses that you possess.

35. Please discuss your music download expansion and your exclusive contract with Unicom, which you reference on page 15.

36. Please clarify what role your "reseller network" (referenced on pages 15 and 16) plays in the distribution of your products.

37. Please describe your business operations whereby you manage third-party software platforms (referenced on page 16). How does this service differ from the other software services that you provide?

Business Overview, page 22

38.	We note that your disclosure includes the names of certain customers. Tell us how you identified these customers. For example, did each of these customers provide a minimum percentage or dollar amount of revenues to you as of a recent fiscal period? In this regard, you should note that including the name of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

39.	Please discuss the status of your new software platform that you believe will enable you to service the cable television industry. Refer to Item 101(b) of Regulation S-B.

Industry and Market Overview, page 23

40.	Please tell us how your disclosure relating to China's overall economy relates to the competitive disclosure required by Regulation S-B. To the extent this disclosure does not comply with Regulation S-B or the instructions to form SB-2, please consider eliminating this disclosure.

Products and Services, page 26

41.	You state that your software services are "typically sold together." In order to provide more robust disclosure for investors, please quantify, if possible, what percentage of your customer contracts include both operation services and business support services.

42.	Also, on page 30, you state that you "create and manage WVAS for telecom providers to offer to their customers under their own brands." Please discuss in greater detail how these contractual relationships work, including how you receive your revenues and how revenue amounts are determined. In addition, please discuss in greater your revenue sharing agreements, which you reference on page 29.

Business Strategies for Future Growth, page 30

43.	Please disclose the percentage of your business that comes from serving industries outside the telecom sector.

44.	You state that you plan to double your database by the end of 2008. Please discuss how you plan to attain this goal.

45. On page 30, you state that you plan to open six additional branch offices in 2007. Since it is nearing the end of 2007, please provide us with a status update of these plans. Include, for example, whether you have contractual commitments already in place for these offices. If you do have contracts already in place, please also disclose that in the MD&A section of the prospectus.

46. We note your disclosure relating to new products and services. Please estimate the amount spent on research and development activities over the past two fiscal years, pursuant to Item 101(b) of Regulation S-B.

Customers and Markets, page 32

47. Please state whether you are materially dependent on your exclusive licensing and revenue sharing agreements with China Mobile and China Unicom. If so, please file these material agreements as exhibits. In addition, we note that in 2006, 90% of your revenues came from five customers. Please also tell us what percentage of total revenue each of these five customers accounts for.

Directors and Executive Officers, page 35

48. You state that Mr. Kwong will be appointed as Director in connection with the Share Exchange. Since the Share Exchange has already taken place, please revise to clarify when Mr. Kwong will be appointed.

Certain Relationships and Related Party transactions, page 39

49. We note that your disclosure on page 22 indicates that you receive services from HuashiDai Information Technology Limited for which no consideration is given. Please revise your disclosure to discuss these transactions and disclose the fair value of the services provided by HuashiDai Information Technology Limited (i.e. how much you would have to pay an independent third party for the same services in an arms length transaction).

50. Please revise to identify your promoters.

51. Please revise to provide the information required by Item 404 of Regulation S-B. In this connection, we note that Jing Wei Communications is controlled by Mr. Du. Please revise to describe each of the contractual agreements with Jing Wei Communications.

52. In your discussion about the loan to the wholly-owned subsidiary of Jingwei Communications, please disclose your CEO's ownership of 90% of Jingwei Communications (referenced on page 22).

53.   Please revise to disclose the interest rate of the loan, payments made, the balance due and the amount of the loan and any payments in US currency.

54.   Please disclose and describe in greater detail the loan payment to shareholders for $282,206, which you reference on page 21.

55.   Please revise to describe the Share Exchange and the Escrow Agreement. In this connection, please identify the Shareholders referred to on page II-2 who are parties to the Escrow Agreement. Further, please revise to disclose the purpose for entering into the Escrow Agreement and how it operates to effect the valuation of the consideration for the acquisition. Please also discuss the operations that would generate the financial "Performance Threshold" that is discussed in Item 4 of the Escrow Agreement.

Selling Stockholders, page 41

56.   Please identify the natural persons who have voting or dispositive power over all the shares to be offered for resale.

57.   Please identify all the selling shareholders who are registered broker-dealers or affiliates thereof. If any of your selling shareholders are broker-dealers or affiliates thereof, please disclose whether they received securities as underwriting compensation.

General comments for Financial Statements presented

Note 1 – Corporate information and description of business, page F-7

58.   It appears that on May 16, 2007 Jingwei BVI entered into a share exchange with Jingwei International or Neoview. We have encountered conflicting disclosure within the document but it appears that you are referring to Neoview and Jingwei International interchangeably. If this is the case, Jingwei BVI would be considered the accounting acquirer and the historical financial statements of Jingwei BVI would be required to be presented as you have done. But we believe the problem with the financial statements that are presented is related to the February 8, 2007 transaction between Jingwei BVI and its consolidated entities and with Jingwei Communication. Jingwei BVI, through its subsidiaries, entered into a series of contractual agreements and became the primary beneficiary and essentially controlled the operations of Jingwei Communication. We believe at this time that the historical financial statements of Jingwei Communication should have been reflected in Jingwei BVI's historical financial statements. It appears that the February 8, 2007 transaction should have been recorded similar to the May 16, 2007 transaction. Please revise your financial statements to reflect the historical operations of Jingwei Communication (operating company) as the

financial statements of Jingwei International Limited or tell us why this is not appropriate. In addition, please revise your MD&A to compare all of the applicable periods including the six months ended June 30, 2007 to the six months ended June 30, 2006. We may have further comments after all of the above changes are made to your registration statement.

Note 2 – Summary of significant accounting policies, page F-9

59.   Please tell us how you determined that it was appropriate to use the purchase method of accounting for the transaction that occurred on February 8, 2007 between Jingwei BVI and Jingwei Communication. Also, tell us how you determined that minority interests – variable interest entities should be recorded on the balance sheet. It appears that from all of the disclosures in the document that Jingwei International Limited controls 100% of Jingwei Communication through contractual agreements. Please advise.

Part II: Information Not Required in Prospectus, page II-1

Recent Sales of Unregistered Securities, page II-1

60.   For each transaction discussed in this section, please clearly state the exemption upon which you are relying, as well as the facts relied upon to make each exemption available.

61.   Please revise to identify the "certain" investors with whom you entered into the securities purchase agreement and the "certain" Shareholders with whom you entered into the Escrow Agreement.

Exhibits

62.   Please file all agreements relating to control by Jingwei HengTong of Jingwei Communications and all contracts evidencing your rights to influence Jingwei Communication's business operations, policies and management and to receive all income earned by Jingwei Communications.

63.   Please revise to file the opinion of your PRC legal counsel that your current ownership structure and the contractual arrangements comply with all exiting applicable PRC laws, rules and regulations as disclosed on page 9.

Undertakings

64.   Please revise this section to include as an additional undertaking Item 512(a)(4) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

Cc: Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP (via facsimile)